**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# SCHEDULE 13D

**Under the Securities Exchange Act of 1934**
**(Amendment No. 6)***

**BluePhoenix Solutions, Ltd.**

**(Name of Company)**

**Ordinary Shares, par value NIS $0.04 per share**

**(Title of Class of Securities)**

**M20157109**

**(CUSIP Number)**

**Alexander B. Washburn**
**c/o Columbia Pacific Advisors, LLC**
**1910 Fairview Avenue East, Suite 500**
**Seattle, Washington 98102**
**(206) 728-9063**

**(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)**

**December 11, 2012**

**(Date of Event Which Requires Filing of This Statement)**

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

| 1. | Names of Reporting Persons<br>Columbia Pacific Opportunity Fund, L.P.  (1) |
|----|---|

| 2. | Check the Appropriate Box if a Member of a Group<br>(a)  ☐<br>(b)  ☒ |
|----|---|

| 3. | SEC Use Only |
|----|---|

| 4. | Source of Funds (See Instructions)  WC |
|----|---|

| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |
|----|---|

| 6. | Citizenship or Place of Organization<br>Washington |
|----|---|

| | | 7 | Sole Voting Power<br>3,860,160  (2) |
|---|---|---|---|
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | | 8. | Shared Voting Power<br>0 |
| | | 9. | Sole Dispositive Power<br>3,860,160  (2) |
| | | 10. | Shared Dispositive Power<br>0 |

| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>3,860,160  (2) |
|----|---|

| 12. | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐ |
|----|---|

| 13. | Percent of Class Represented by Amount in Row 9<br>37.32%  (3) |
|----|---|

| 14. | Type of Reporting Person<br>PN |
|----|---|

(1)     The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)     Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,860,160 Ordinary Shares to which this Schedule 13D relates.

(3)     Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

| | | |
|---|---|---|
| 1. | Names of Reporting Persons<br>Columbia Pacific Advisors, LLC (1) | |

| | |
|---|---|
| 2. | Check the Appropriate Box if a Member of a Group<br>(a) ☐<br>(b) ☒ |

| | |
|---|---|
| 3. | SEC Use Only |

| | |
|---|---|
| 4. | Source of Funds (See Instructions) AF |

| | |
|---|---|
| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |

| | |
|---|---|
| 6. | Citizenship or Place of Organization<br>Washington |

| | | |
|---|---|---|
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | Sole Voting Power<br>3,860,160 (2) |
| | 8. | Shared Voting Power<br>0 |
| | 9. | Sole Dispositive Power<br>3,860,160 (2) |
| | 10. | Shared Dispositive Power<br>0 |

| | |
|---|---|
| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>3,860,160 (2) |

| | |
|---|---|
| 12. | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐ |

| | |
|---|---|
| 13. | Percent of Class Represented by Amount in Row 9<br>37.32% (3) |

| | |
|---|---|
| 14. | Type of Reporting Person<br>IA |

(1)    The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)    Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,860,160 Ordinary Shares to which this Schedule 13D relates.

(3)    Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

| 1. | Names of Reporting Persons<br>Alexander B. Washburn   (1) |
|---|---|

| 2. | Check the Appropriate Box if a Member of a Group<br>(a)   ☐<br>(b)   ☒ |
|---|---|

| 3. | SEC Use Only |
|---|---|

| 4. | Source of Funds (See Instructions)  AF |
|---|---|

| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |
|---|---|

| 6. | Citizenship or Place of Organization<br>United States of America |
|---|---|

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | Sole Voting Power<br>3,860,160  (2) |
|---|---|---|
| | 8. | Shared Voting Power<br>0 |
| | 9. | Sole Dispositive Power<br>3,860,160  (2) |
| | 10. | Shared Dispositive Power<br>0 |

| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>3,860,160  (2) |
|---|---|

| 12. | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares   ☐ |
|---|---|

| 13. | Percent of Class Represented by Amount in Row 9<br>37.32%  (3) |
|---|---|

| 14. | Type of Reporting Person<br>IN |
|---|---|

(1)     The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)     Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,860,160 Ordinary Shares to which this Schedule 13D relates.

(3)     Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

| | | |
|---|---|---|
| 1. | Names of Reporting Persons<br>Daniel R. Baty   (1) | |

| | | |
|---|---|---|
| 2. | Check the Appropriate Box if a Member of a Group<br>(a)      ☐<br>(b)      ☒ | |

| | |
|---|---|
| 3. | SEC Use Only |

| | |
|---|---|
| 4. | Source of Funds (See Instructions)  AF |

| | |
|---|---|
| 5. | Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |

| | |
|---|---|
| 6. | Citizenship or Place of Organization<br>United States of America |

| | | |
|---|---|---|
| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | Sole Voting Power<br>3,860,160  (2) |
| | 8. | Shared Voting Power<br>0 |
| | 9. | Sole Dispositive Power<br>3,860,160  (2) |
| | 10. | Shared Dispositive Power<br>0 |

| | |
|---|---|
| 11. | Aggregate Amount Beneficially Owned by Each Reporting Person<br>3,860,160  (2) |

| | | |
|---|---|---|
| 12. | Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares      ☐ | |

| | |
|---|---|
| 13. | Percent of Class Represented by Amount in Row 9<br>37.32%  (3) |

| | |
|---|---|
| 14. | Type of Reporting Person<br>IN |

(1)      The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)      Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,860,160 Ordinary Shares to which this Schedule 13D relates.

(3)      Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

1.      Names of Reporting Persons
Stanley L. Baty    (1)

2.      Check the Appropriate Box if a Member of a Group
(a)    ☐
(b)    ☒

3.      SEC Use Only

4.      Source of Funds (See Instructions)  AF

5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization
United States of America

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | Sole Voting Power<br>3,860,160 (2) |
|---|---|---|
| | 8. | Shared Voting Power<br>0 |
| | 9. | Sole Dispositive Power<br>3,860,160 (2) |
| | 10. | Shared Dispositive Power<br>0 |

11.      Aggregate Amount Beneficially Owned by Each Reporting Person
3,860,160 (2)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐

13.      Percent of Class Represented by Amount in Row 9
37.32% (3)

14.      Type of Reporting Person
IN

(1)    The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)    Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,860,160 Ordinary Shares to which this Schedule 13D relates.

(3)    Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

1.    Names of Reporting Persons
      Brandon D. Baty    (1)

2.    Check the Appropriate Box if a Member of a Group
      (a)    ☐
      (b)    ☒

3.    SEC Use Only

4.    Source of Funds (See Instructions)  AF

5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.    Citizenship or Place of Organization
      United States of America

| NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH | 7 | Sole Voting Power 3,860,160 (2) |
|---|---|---|
| | 8. | Shared Voting Power 0 |
| | 9. | Sole Dispositive Power 3,860,160 (2) |
| | 10. | Shared Dispositive Power 0 |

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       3,860,160 (2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares    ☐

13.    Percent of Class Represented by Amount in Row 9
       37.32% (3)

14.    Type of Reporting Person
       IN

(1)    The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2)    Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,860,160 Ordinary Shares to which this Schedule 13D relates.

(3)    Based on 10,342,401 Ordinary Shares outstanding: (a) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (b) 3,350,534 Shares from the Three Shareholders conversions of the Loan from the Amended Loan Agreement; and (c) 327,858 Shares from the Three Shareholders conversions of their portion of the Bridge Loan Agreement.

**EXPLANATORY NOTE**

This Amendment No. 6 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on May 7, 2012; as amended on June 20, 2012, July 9, 2012, September 13, 2012, October 29, 2012 and November 20, 2012 with respect to the Ordinary Shares, par value NIS $0.04 per share (the "Shares"), of BluePhoenix Solutions, Ltd., an Israel corporation (the "Company").

Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The Shares reported herein are held in the portfolio of the Fund.

Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group.

**Item 5.          Interest in Securities of the Company**

The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in their entirety by the following:

(a)  As of December 20, 2012, the Reporting Persons may be deemed to beneficially own an aggregate of 3,860,160 Shares, which constitutes 37.32% of the 10,342,401 Shares outstanding, based on (i) 6,664,009 Shares as of July 15, 2012, as reported on the Company's Proxy Statement filed on July 26, 2012; (ii) 3,350,534 Shares from the Three Shareholders conversion of the note from the Amended Loan Agreement; and (iii) 327,858 Shares from the Three Shareholders conversion of their portions of the Bridge Loan Agreement.

(c)  The trading dates, number of shares purchased and price per share for all transactions in the Shares since the last filing by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions in the open-market as set forth in Exhibit 99.1.

**Item 7.          Material to Be Filed as Exhibits**

Exhibit 99.1: Schedule of Transactions in the Shares by the Fund since the last filing.

## SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 20, 2012        COLUMBIA PACIFIC OPPORTUNITY FUND, L.P. (1)

*/s/ Alexander B. Washburn*
By:   Alexander B. Washburn
Title: Managing Member of Columbia Pacific Advisors, LLC
       its general partner

Dated:  December 20, 2012        COLUMBIA PACIFIC ADVISORS, LLC  (1)

*/s/ Alexander B. Washburn*
By:   Alexander B. Washburn
Title: Managing Member

Dated:  December 20, 2012        */s/ Alexander B. Washburn*
                          Alexander B. Washburn  (1)

Dated:  December 20, 2012        */s/ Daniel R. Baty*
                          Daniel R. Baty  (1)

Dated:  December 20, 2012        */s/ Stanley L. Baty*
                          Stanley L. Baty  (1)

Dated:  December 20, 2012        */s/ Brandon D. Baty*
                          Brandon D. Baty  (1)

(1)     This amendment is being filed jointly by Columbia Pacific Opportunity Fund, L.P., Columbia Pacific Advisors LLC, Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty pursuant to the Joint Filing Agreement dated May 7, 2012 and included with the initial Schedule 13D filed on May 7, 2012 (the "Joint Filing Agreement").  The Joint Filing Agreement is incorporated herein by reference.

**Exhibit 99.1**

**TRANSACTIONS IN THE SHARES BY THE FUND SINCE THE LAST FILING**

| Date | Transaction | Shares | Price |
|---|---|---|---|
| 11/20/2012 | BUY | 1,000 | 3.875 |
| 11/21/2012 | BUY | 200 | 3.92 |
| 11/23/2012 | BUY | 4,000 | 3.8545 |
| 11/26/2012 | BUY | 5,700 | 3.8669 |
| 11/27/2012 | BUY | 600 | 3.9308 |
| 11/28/2012 | BUY | 1,100 | 3.90 |
| 11/29/2012 | BUY | 3,801 | 3.8879 |
| 11/30/2012 | BUY | 7,575 | 3.9152 |
| 12/03/2012 | BUY | 18,492 | 3.8842 |
| 12/04/2012 | BUY | 10,065 | 3.924 |
| 12/05/2012 | BUY | 19,925 | 3.9816 |
| 12/06/2012 | BUY | 2,200 | 4.0071 |
| 12/07/2012 | BUY | 6,400 | 4.0347 |
| 12/10/2012 | BUY | 17,029 | 4.0018 |
| 12/11/2012 | BUY | 9,600 | 4.0582 |
| 12/12/2012 | BUY | 3,100 | 4.0947 |
| 12/13/2012 | BUY | 4,350 | 4.0448 |
| 12/17/2012 | BUY | 8,700 | 4.0142 |
| 12/18/2012 | BUY | 28,314 | 4.0814 |
| 12/19/2012 | BUY | 8,394 | 4.231 |
| 12/20/2012 | BUY | 100 | 4.30 |